                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 9)(1)

                            Layne Christensen Company
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    521050104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 31, 2006
                                --------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 2 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,416,447
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,416,447
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,416,447
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 3 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,416,447
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,416,447
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,416,447
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 4 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,421,447(1)
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,421,447(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,421,447(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)      Includes   2,000  shares  of  Common  Stock   directly   owned  by  Mr.
         Lichtenstein  and  3,000  shares  of Common  Stock  underlying  options granted to Mr.  Lichtenstein that are exercisable within 60 days of the date hereof.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 5 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JAMES HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 6 of 18 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN QUICKE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY    -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 7 of 18 Pages
----------------------                                    ----------------------

          The following  constitutes  Amendment No. 9 ("Amendment No. 9") to the
Schedule 13D filed by the undersigned.  This Amendment No. 9 amends the Schedule
13D as specifically set forth.

     Item 2 is hereby amended to add the following:

          In connection with the Settlement  Agreement  described and defined in
Item 4, Steel Partners II withdrew its  nominations of James  Henderson and John
Quicke  for  election  as  directors  at the  Issuer's  2006  annual  meeting of stockholders, which is currently scheduled to be held on June 8, 2006 (the "2006
Annual  Meeting").  Accordingly,  Mr.  Henderson  and Mr.  Quicke  are no longer members of the  Section  13(d)  group and shall  cease to be  Reporting  Persons immediately after the filing of this Statement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial  ownership  of  securities  of the Issuer to the extent  required  by applicable law.

     Item 4 is hereby amended to add the following:

          On March 31, 2006,  Steel  Partners  II,  Partners  L.L.C.  and Warren
Lichtenstein  (collectively,  the "Steel Parties") and the Issuer (together with the Steel  Parties,  the  "Parties")  entered into a Settlement  Agreement  (the
"Settlement Agreement"),  a copy of which is attached hereto as Exhibit 7 and is incorporated  herein by reference.  Pursuant to the  Settlement  Agreement,  the
Steel  Parties  agreed to withdraw  their slate of  nominees,  specifically  Mr.
Henderson and Mr.  Quicke,  for election to the Issuer's board of directors (the
"Board of  Directors")  at the 2006 Annual  Meeting.  The Steel Parties  further agreed  that  they  will  not,  and  will  cause  each of their  affiliates  and associates not to,  otherwise  propose any slate of nominees for election to the
Board of Directors at the 2006 Annual  Meeting.  The Issuer agreed to reduce the number of members of the Board of  Directors  to eight (8)  effective  as of the
2006 Annual  Meeting.  The Issuer further agreed that up to and through the 2007 annual meeting of  stockholders,  the size of the Board of Directors will not be increased without the unanimous  written consent of the Board of Directors.  The
Parties  agreed that in the event Mr.  Lichtenstein  resigns  his  position as a member  of  the  Board  of  Directors  prior  to  the  2007  annual  meeting  of stockholders,  the Board of Directors  shall  immediately  appoint Mr. Quicke to fill such vacancy for the remainder of the term accorded such directorship.  The
Parties  further  agreed  that within two (2)  business  days of the date of the
Settlement Agreement,  the Issuer shall issue a press release which, among other things,  announces the  reorganization of the Issuer's water and  infrastructure business and the retention of Morgan  Joseph &  Co. Inc. to assist the Board of Directors in evaluating  and refining the Issuer as a whole.  The  Settlement
Agreement will terminate on the date of the first annual meeting of stockholders following the end of the Issuer's fiscal year ending January 31, 2007.

     Item 5(c) is hereby amended to add the following:

          (c) The Reporting  Persons have not entered into any  transactions  in the Shares since the filing of Amendment No. 8 to the Schedule 13D.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 8 of 18 Pages
----------------------                                    ----------------------

     Item 6 is hereby amended to add the following:

          Reference is made to the Settlement Agreement defined and described in
Item 4.

     Item 7 is hereby amended to add the following exhibit:

          7.   Settlement  Agreement  by and among  Layne  Christensen  Company,
               Steel Partners II, L.P.,  Steel  Partners,  L.L.C.  and Warren G.
               Lichtenstein, dated March 31, 2006.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                     Page 9 of 18 Pages
----------------------                                    ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: April 4, 2006                          STEEL PARTNERS II, L.P.

                                               By: Steel Partners, L.L.C.
                                                   General Partner

                                               By: /s/ Warren G. Lichtenstein
                                                   ----------------------------
                                                   Warren G. Lichtenstein
                                                   Managing Member

                                               STEEL PARTNERS, L.L.C.

                                               By: /s/ Warren G. Lichtenstein
                                                   ----------------------------
                                                   Warren G. Lichtenstein
                                                   Managing Member

                                               /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               WARREN G. LICHTENSTEIN

                                               /s/ James Henderson
                                               ---------------------------------
                                               JAMES HENDERSON

                                               /s/ John Quicke
                                               ---------------------------------
                                               JOHN QUICKE

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 10 of 18 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

         Exhibit                                                          Page
         -------                                                          ----

1.   Joint  Filing  Agreement  by and among Steel  Partners II, L.P.,      --
     Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,  dated
     December 2, 2003 (previously filed).

2.   Purchase  Trading Plan  Agreement by and between Steel  Partners      --
     II, L.P. and Mutual  Securities,  Inc.,  dated  January 15, 2004
     (previously filed).

3.   Letter from Steel  Partners II, L.P. to the Corporate  Secretary      --
     of  Layne   Christensen   Company,   dated  December  21,  2004,
     submitting   a   stockholder   proposal   (enclosures   omitted)
     (previously filed).

4.   Letter from Steel Partners II, L.P. to the stockholders of Layne      --
     Christensen Company, dated May 25, 2005 (previously filed).

5.   Director Nomination Letter from Steel Partners II, L.P. to Layne      --
     Christensen Company, dated February 2, 2006 (previously filed).

6.   Joint  Filing  and  Solicitation  Agreement  by and among  Steel      --
     Partners   II,  L.P.,   Steel   Partners,   L.L.C.,   Warren  G.
     Lichtenstein, James Henderson and John Quicke, dated February 2,
     2006 (previously filed).

7.   Settlement  Agreement  by and among Layne  Christensen  Company,   11 to 18
     Steel Partners II, L.P.,  Steel Partners,  L.L.C.  and Warren G.
     Lichtenstein, dated March 31, 2006.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 11 of 18 Pages
----------------------                                    ----------------------

                                                                       Exhibit 7

                              SETTLEMENT AGREEMENT
                              --------------------

     THIS SETTLEMENT  AGREEMENT (this "AGREEMENT") dated as of March 31, 2006 is by and among Layne Christensen  Company, a Delaware corporation (the "COMPANY"), and Steel Partners II, L.P. (the  "PARTNERS"),  a Delaware limited  partnership,
Steel Partners,  L.L.C., a Delaware  limited  liability  company,  and Warren G.
Lichtenstein (collectively, the "INVESTORS").

                                 R E C I T A L S

     A.   The Company has outstanding  approximately 15,225,240 shares of common stock (the "COMMON STOCK").

     B.   On February 2, 2006,  the Investors,  James  Henderson and John Quicke
filed an eighth  amendment to the Schedule 13D previously filed by the Investors with  respect  to  the  Company  whereby  Partners  nominated  a  slate  of  two candidates, specifically Mr. Henderson and Mr. Quicke, for election as directors at the  Company's  2006  annual  meeting  of  stockholders,  which is  currently scheduled to be held on June 8, 2006 (the "2006 Annual Meeting").

     C.   The Company and the  Investors  desire to establish in this  Agreement certain  restrictions  concerning  the future  actions by the  Investors and the
Company as set forth  herein  including  the  withdrawal  of the two  candidates nominated by Partners.

     NOW, THEREFORE,  in consideration of the premises and the  representations, warranties,  covenants and agreements  contained herein,  and for other good and valuable  consideration,  the  receipt  and  sufficiency  of  which  are  hereby acknowledged,  each of the Company and the Investors (each a "PARTY"), intending to be legally bound, hereby agrees as follows:

                                   ARTICLE I.
                          DEFINITIONS AND CONSTRUCTION

     Section 1.1. CERTAIN DEFINITIONS.  As used in this Agreement, the following terms shall have the meanings specified below:

     "AFFILIATE"  shall have the  meaning set forth in Rule 12b-2 of the General
Rules and Regulations under the Exchange Act.

     "APPLICABLE   LAW"  shall  mean  all  applicable   provisions  of  all  (a)
constitutions,   treaties,   statutes,   laws  (including  common  law),  rules,
regulations,  ordinances or codes of any Governmental Authority, and (b) orders, decisions,  injunctions,  judgments,  awards  and  decrees  of any  Governmental
Authority.

     "ASSOCIATE"  shall have the meaning  ascribed to such term in Rule 12b-2 of the General Rules and Regulations of the Exchange Act.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 12 of 18 Pages
----------------------                                    ----------------------

     "BUSINESS DAY" shall mean a day other than a Saturday,  a Sunday,  a day on which banking institutions in the States of Kansas or New York are authorized or obligated by law or required by executive order to be closed,  or a day on which the Nasdaq National Market is closed.

     "DISINTERESTED  DIRECTORS"  shall  mean  those  members  of  the  Board  of
Directors  of the Company that are members of the Board of Directors on the date of this Agreement other than Mr. Lichtenstein and shall not include the Investor
Nominee if appointed to the Board of Directors.

     "EXCHANGE ACT" shall mean the Securities  Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     "GOVERNMENTAL  AUTHORITY" shall mean any federal, state, local or political subdivision, governmental or administrative body, instrumentality, department or
agency  or  any  court,   administrative  hearing  body,  arbitration  tribunal,
commission  or other similar  dispute  resolution  panel or body,  and any other entity exercising executive, legislative, judicial, regulatory or administrative functions of a government.

     "INVESTOR NOMINEE" shall mean John Quicke.

     "PERSON" shall mean an individual, a partnership,  an association,  a joint venture, a corporation,  a limited liability  company, a business,  a trust, any entity  organized under  Applicable Law, an  unincorporated  organization or any
Governmental Authority.

     "SEC" shall mean the Securities and Exchange Commission.

     Section  1.2.  INTERPRETATION  AND  CONSTRUCTION  OF  THIS  AGREEMENT.  The
definitions  in SECTION 1.1 shall apply  equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include  the  corresponding  masculine,  feminine  and neuter  forms.  The words
"include,"  "includes"  and  "including"  shall be deemed to be  followed by the phrase  "without  limitation."  All  references  herein to Articles and Sections shall be deemed to be  references  to Articles  and  Sections of this  Agreement unless the context  shall  otherwise  require.  The headings of the Articles and
Sections are inserted for  convenience of reference only and are not intended to be a part of or to affect  the  meaning  or  interpretation  of this  Agreement.
Unless the context  shall  otherwise  require or provide,  any  reference to any agreement or other  instrument or statute or  regulation  is to such  agreement, instrument,  statute or regulation as amended and supplemented from time to time
(and, in the case of a statute or regulation, to any successor provision).

                                  ARTICLE II.
                    COVENANTS OF INVESTORS; DIRECTOR NOMINEE

     Section 2.1.  WITHDRAWAL OF NOMINEES.  The Investors  shall  withdraw their slate of  nominees  for  election to the Board of  Directors  at the 2006 Annual
Meeting.  In  addition,  the  Investors  shall not, and they shall cause each of their  Affiliates and Associates not to otherwise  propose any slate of nominees for election to the Board of Directors at the 2006 Annual Meeting.

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 13 of 18 Pages
----------------------                                    ----------------------

     Section 2.2. FILING  COVENANT.  Within two (2) Business Days of the date of this Agreement,  the Investors shall file, or cause to be filed on their behalf, with the SEC an amendment to their Schedule 13D with respect to this Agreement.

     Section  2.3.  COMPANY  COVENANTS.  The Company  agrees that the  following actions shall be taken:

          (a)  The Board of Directors  of the Company  shall cause the number of members of the Board of Directors to be reduced to eight (8) effective as of the
2006 Annual Meeting,  with such directorship  being removed from Class II. Up to and through the 2007 annual  meeting of  stockholders,  the size of the Board of
Directors shall not be increased  without the unanimous  consent of the Board of
Directors.

          (b)  In the event Mr. Lichtenstein resigns his position as a member of the Board of Directors  prior to the 2007 annual  meeting of  stockholders,  the
Board of Directors shall  immediately  appoint the Investor Nominee to fill such vacancy for the remainder of the term accorded such directorship.

          (c)  Within two (2) Business Days of the date of this  Agreement,  the
Company  shall issue a press  release in the form  attached  hereto as EXHIBIT A which,  among other things,  announces the reorganization of the Company's water and  infrastructure  businesses  and the retention of Morgan Joseph & Co. Inc to assist the Board of Directors in evaluating and refining the Company as a whole.

     Section 2.4.  PRESS  RELEASES,  ETC. BY THE INVESTORS.  Unless  required by
Applicable  Law or  legal  process,  neither  the  Investors  nor  any of  their
Affiliates or Associates on the one hand,  nor the Company or the  Disinterested
Directors on the other hand, may make any press release,  public announcement or other  communication  with  respect  to the  existence  of this  Agreement,  the negotiations  related to this Agreement or the circumstances  leading up to this
Agreement or that would be disparaging  as the case may be, to the Company,  its directors,  executive  officers  or  employees,  or, to the  Investors  or their
Affiliates  and  Associates.  Nothing  in this  SECTION  2.4  shall  permit  the
Investors  to take any  action  which  would  otherwise  violate  any  provision contained in SECTION 2.1.

                                  ARTICLE III.
                              TERM AND TERMINATION

     Section  3.1.  TERMINATION.  This  Agreement  shall  have an  initial  term commencing  on the date of this  Agreement  and  ending on the date of the first annual meeting of  stockholders  following the end of the Company's  fiscal year ending  January 31, 2007. Any  termination of this Agreement as provided  herein shall be without  prejudice to the rights of any Party arising out of the breach by any other Party of any provision of this Agreement.

                                  ARTICLE IV.
                                  MISCELLANEOUS

     Section 4.1.  LEGAL FEES AND EXPENSES.  Each party hereto shall pay its own fees and expenses,  including expenses of its legal counsel,  in connection with the director  nominations by the Investors,  the  negotiation and preparation of

----------------------                                    ----------------------
CUSIP No. 521050104                   13D                    Page 14 of 18 Pages
----------------------                                    ----------------------

this Agreement and any other matters  subject to this Agreement  except that the
Company  shall  reimburse  the Investors for up to $20,000 of out of pocket fees and expenses,  including expenses of its legal counsel, relating to the director nominations by the Investors,  the negotiation and preparation of this Agreement and any other matters subject to this Agreement.

     Section  4.2.  NOTICES.  All notices and other  communications  required or permitted  by this  Agreement  shall be made in  writing  and  shall  be  deemed delivered  when delivered in person,  transmitted  by telecopier,  or three days after it has been sent by mail, as follows:

     The Company:        Layne Christensen Company
                         1900 Shawnee Mission Parkway
                         Mission Woods, KS 66205
                         Attn: Andrew B. Schmitt
                         Telecopy No.: 913/362-8823

     with a copy to:     Stinson Morrison Hecker LLP
                         1201 Walnut Street
                         Kansas City, Missouri 64106
                         Attn: Patrick J. Respeliers
                         Telecopy No.: 816-691-3495

     Investor:           c/o Steel Partners, II  L.P.
                         590 Madison Avenue, 32nd Floor
                         New York, New York 10022
                         Attn:  Warren G. Lichtenstein
                         Telecopy No.: (212) 520 - 2331

     with a copy to:     Olshan  Grundman  Frome  Rosenzweig & Wolosky LLP
                         Park Avenue Tower
                         65 East 55th Street
                         New York, New York 10022
                         Attn:  Steven Wolosky, Esq.
                         Telecopy No.: (212) 451-2222

The Parties  shall  promptly  notify  each other in the manner  provided in this
SECTION 4.2 of any change in their respective  addresses.  A notice of change of address shall not be deemed to have been given until  received by the addressee.
Communications  by telecopier also shall be sent concurrently by mail, but shall in any event be effective as stated above.

     Section 4.3. ASSIGNMENT. No Party will assign this Agreement or any rights, interests  or  obligations  hereunder,  or  delegate  performance  of any of its obligations hereunder, without the prior written consent of each other Party.

     Section 4.4. ENTIRE AGREEMENT. This Agreement embodies the entire agreement and  understanding  of the  Parties in respect of the subject  matter  contained herein.  This  Agreement  supersedes  all prior  agreements  and  understandings between the Parties with respect to such subject matter.

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CUSIP No. 521050104                   13D                    Page 15 of 18 Pages
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     Section 4.5. WAIVER,  AMENDMENT,  ETC. This Agreement may not be amended or supplemented,  and no waivers of or consents to departures  from the  provisions hereof  shall be  effective,  unless  set  forth in a  writing  signed  by,  and delivered  to, all the Parties.  No failure or delay of any Party in  exercising any power or right under this  Agreement will operate as a waiver  thereof,  nor will any single or partial exercise of any right or power, or any abandonment or discontinuance  of steps to enforce  such right or power,  preclude any other or further exercise thereof or the exercise of any other right or power.

     Section  4.6.  BINDING  AGREEMENT;  NO  THIRD  PARTY  BENEFICIARIES.   This
Agreement will be binding upon and inure to the benefit of the Parties and their successors  and  permitted  assigns.  Nothing  expressed  or  implied  herein is intended or will be  construed  to confer upon or to give to any third party any rights or remedies by virtue hereof.

     Section 4.7. GOVERNING LAW. This Agreement shall be governed by the laws of the State of Delaware, without regard to conflict or choice of laws principles.

     Section  4.8.  SEVERABILITY.  The  invalidity  or  unenforceability  of any
provision  hereof  in  any   jurisdiction   will  not  affect  the  validity  or
enforceability  of the remainder hereof in that  jurisdiction or the validity or enforceability  of  this  Agreement,  including  that  provision,  in any  other jurisdiction.  To the extent  permitted by Applicable Law, each Party waives any provision of  Applicable  Law that renders any  provision  hereof  prohibited or unenforceable  in any respect.  If any provision of this Agreement is held to be unenforceable  for any reason,  it shall be  adjusted  rather  than  voided,  if possible, in order to achieve the intent of the Parties to the extent possible.

     Section 4.9.  COUNTERPARTS.  This  Agreement may be executed in one or more counterparts  each of which when so  executed  and  delivered  will be deemed an original but all of which will constitute one and the same Agreement.

      [remainder of page intentionally left blank; signature page follows]

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CUSIP No. 521050104                   13D                    Page 16 of 18 Pages
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     IN WITNESS  WHEREOF,  the  Company  and the  Investors  have  caused  their respective duly authorized  officers to execute this Agreement as of the day and year first above written.

     LAYNE CHRISTENSEN COMPANY

     By: /s/ Andrew B. Schmitt
         ------------------------------------------
     Name: Andrew B. Schmitt
     Title: President and CEO

     STEEL PARTNERS II, L.P.

     By: Steel Partners, L.L.C.,
         Its general partner

         By: /s/ Warren G. Lichtenstein
             --------------------------------------
         Name: Warren G. Lichtenstein
         Title: Managing Member

     STEEL PARTNERS, L.L.C.

     By: /s/ Warren G. Lichtenstein
         ------------------------------------------
     Name: Warren G. Lichtenstein
     Title: Managing Member

/s/ Warren G. Lichtenstein
---------------------------------------------------
Warren G. Lichtenstein

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CUSIP No. 521050104                   13D                    Page 17 of 18 Pages
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                                    Exhibit A
                                    ---------

NEWS RELEASE

Layne Christensen Announces Withdrawal of Director Nominations by Steel
Partners, Reorganization of Water and Infrastructure Businesses and Retention of
Morgan Joseph & Co. Inc.

MISSION WOODS, Kan.--(Business Wire)--March 31, 2006--Layne Christensen Company
(Nasdaq:LAYN) and Steel Partners II, L.P. ("Steel Partners") announced today that they had reached an agreement, which will result in the withdrawal by Steel
Partners of its director nominations for Layne's upcoming 2006 annual meeting.
David Brown, Chairman of Layne's Board, said "We are pleased to be able to resolve our issues on mutually acceptable terms and to avoid the cost to our shareholders of engaging in a contested election."

Under the terms of the agreement, Steel Partners has agreed to withdraw its two nominees for directors at the upcoming annual meeting and Layne has agreed to reduce the size of the Board from nine to eight members effective at the upcoming annual meeting. In addition, Layne has agreed not to expand the size of the Board of Directors above eight through and until the 2007 annual meeting without the unanimous consent of the directors. In the event that Mr.
Lichtenstein desires to resign from the Board prior to the expiration of his term, the Board of Directors has agreed to nominate John Quicke of Steel
Partners to fill his position.

The Company also announced today that it will be reorganizing its water and infrastructure businesses--consisting of Layne's Water Resources Division,
Layne's Geoconstruction Division and Reynolds, Inc.--into a single combined business segment that will be known as the Water and Wastewater Infrastructure
Group. Jeff Reynolds, who was the chief executive officer of Reynolds prior to its acquisition by Layne in August 2005, has been appointed to the Water and
Wastewater Infrastructure Group and will report directly to Andrew B. Schmitt,
Layne's Chief Executive Officer. Mr. Schmitt stated, "A key facet of Layne's acquisition of Reynolds is our ability to tap the rapid growth in water, wastewater, and infrastructure, by capitalizing on the synergies between
Reynolds and the water/infrastructure activities in Layne. My confidence level is high that this new organizational approach will best accomplish these goals."

Additionally, Layne has retained the investment banking firm of Morgan Joseph &
Co. Inc. to assist the Board of Directors in evaluating and refining Layne
Christensen as a whole. Mr. Brown stated, "The Board believes that it is important to obtain input from independent advisers as to the strategy that will best maximize long-term shareholder value."

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

LAYNE PLANS TO FILE WITH THE SEC AND MAIL TO ITS  STOCKHOLDERS A PROXY STATEMENT
IN  CONNECTION  WITH  LAYNE'S  2006 ANNUAL  MEETING OF  STOCKHOLDERS.  THE PROXY
STATEMENT WILL CONTAIN  IMPORTANT  INFORMATION ABOUT LAYNE AND THE MATTERS TO BE
VOTED ON AT THE ANNUAL MEETING. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ
THE PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE.  INVESTORS AND SECURITY
HOLDERS  WILL BE ABLE TO OBTAIN  FREE  COPIES OF THE PROXY  STATEMENT  AND OTHER
DOCUMENTS FILED WITH THE SEC BY LAYNE THROUGH THE WEB SITE MAINTAINED BY THE SEC
AT  WWW.SEC.GOV.  IN ADDITION,  INVESTORS  AND SECURITY  HOLDERS WILL BE ABLE TO

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CUSIP No. 521050104                   13D                    Page 18 of 18 Pages
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OBTAIN FREE COPIES OF THE PROXY  STATEMENT  FROM LAYNE BY  CONTACTING  MR. STEVE
CROOKE, LAYNE'S VICE PRESIDENT AND GENERAL COUNSEL AT 913-677-6864.

LAYNE AND ITS DIRECTORS AND EXECUTIVE  OFFICERS MAY BE DEEMED TO BE PARTICIPANTS
IN THE  SOLICITATION OF PROXIES IN RESPECT OF THE ANNUAL MEETING AND THE MATTERS
TO BE VOTED ON AT SUCH  MEETING.  INFORMATION  REGARDING  LAYNE'S  DIRECTORS AND
EXECUTIVE OFFICERS MAY BE OBTAINED BY READING LAYNE'S ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED JANUARY 31, 2005 AND ITS DEFINITIVE PROXY STATEMENT DATED MAY
13, 2005 IN CONNECTION WITH LAYNE'S ANNUAL MEETING OF STOCKHOLDERS  HELD ON JUNE
9, 2005.  ADDITIONAL  INFORMATION REGARDING THE PARTICIPANTS IN THE SOLICITATION
MAY BE OBTAINED BY READING THE PROXY  STATEMENT IN CONNECTION  WITH LAYNE'S 2006
ANNUAL MEETING OF STOCKHOLDERS WHEN IT BECOMES AVAILABLE.